Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

This announcement is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

ANNOUNCEMENT

PURSUANT TO RULE 3.8 OF THE TAKEOVERS CODE

This announcement is made by Lufax Holding Ltd (the “Company”) pursuant to Rule 3.8 of the Takeovers Code.

Reference is made to (i) the Lufax Scrip Dividend Circular and (ii) the joint announcement dated July 3, 2024 (the “Announcement”) in relation to the Lufax Offers. Capitalised terms used herein shall have the same meanings as defined in the Announcement unless the context requires otherwise.

UPDATE ON THE NUMBER OF RELEVANT SECURITIES OF THE COMPANY

The board of directors of the Company (the “Board”) was being notified that, due to the different rounding mechanism, the number of new Lufax Shares to be allotted and issued pursuant to the Scrip Dividend Scheme as disclosed in the Announcement should be amended from 586,176,878 to 586,176,887 (“such new Lufax Shares”). The Board wishes to update that such new Lufax Shares were allotted and issued on July 30, 2024.

Among such new Lufax Shares, 305,989,352 new Lufax Shares, 203,890,905 new Lufax Shares and 76,296,630 new Lufax Shares were allotted and issued to An Ke Technology, Ping An Overseas Holdings and other shareholders, respectively.

Details of all classes of relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) issued by the Company, together with the number of such relevant securities in issue as at the date of this announcement are as follows:

•	1,733,286,764 Lufax Shares of US$0.00001 each are in issue;

•	Lufax Options to subscribe for up to 11,472,990 Lufax Shares (equivalent to 5,736,495 Lufax ADSs) granted under the Lufax 2014 Share Incentive Plan are outstanding;

•	Lufax PSUs to subscribe for up to 1,438,084 Lufax Shares (equivalent to 719,042 Lufax ADSs) granted under the Lufax 2019 Performance Share Unit Plan are outstanding; and

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Ping An Convertible Promissory Notes in an aggregate outstanding principal amount of US$976.9 million, comprising US$507.988 million for the convertible promissory note issued to Ping An Overseas Holdings and US$468.912 million for the convertible promissory note issued to An Ke Technology. According to the terms and conditions of the Ping An Convertible Promissory Notes, the conversion period of the Ping An Convertible Promissory Notes will commence on April 30, 2026.

Save as disclosed above, as at the date of this announcement, the Company does not have any outstanding options, derivatives, warrants or other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) which are convertible or exchangeable into Lufax Shares or which confer rights to require the issue of Lufax Shares and has not entered into any agreement for the issue of such options, derivatives, warrants or securities which are convertible or exchangeable into Lufax Shares or which confer rights to require the issue of Lufax Shares.

The making of the Lufax Offers is subject to the satisfaction of the pre-conditions. Accordingly, the Lufax Offers are a possibility only and may or may not be made. Lufax Shareholders, holders of Lufax ADSs, Lufax Optionholders, Lufax PSU Holders and potential investors of the Company should exercise caution when dealing in the securities of the Company and if they are in any doubt about their position, they should consult their professional adviser(s).

By order of the Board of Lufax Holding Ltd Yong Suk CHO Chairman of the Board and Chief Executive Officer

Hong Kong, July 30, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive directors and Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive directors.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

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